UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
HG Sply 4, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Texas
>
> *Date of organization*
> September 12, 2023

Physical address of issuer
3351 Texas Sage Trail, Fort Worth, TX 76177

Current number of employees
103

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,481,065	$82,266
Cash & Cash Equivalents	$96,475	$64
Accounts Receivable	$905,103	0
Short-term Debt	$1,645,515	$86,218
Long-term Debt	$1,136,044	0
Revenues/Sales	$283,893	0
Cost of Goods Sold	$89,098	0
Taxes Paid	0	0
Net Income	$-699,725	$-3,952

April 15, 2025

FORM C-AR

HG Sply 4, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by HG Sply 4, LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://hgsplyco.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 15, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

HG Sply 4, LLC (the "Company") is a Texas Limited Liability Company, formed on September 12, 2023.

The Company is located at 3351 Texas Sage Trail, Fort Worth, TX 75087.

The Company's website is http://hgsplyco.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

HG Sply Co. is not just another neighborhood bar and grill. We focus on clean food with simple but thoughtfully sourced ingredients, classic drinks, and humble hospitality served in unique environments.

RISK FACTORS

Risks Related to the Company's Business and Industry

A crowdfunding investment involves risk. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

Please refer to Appendix A for additional risks to consider when investing in this offering.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

HG Sply Co. is not just another neighborhood bar and grill. We focus on clean food with simple but thoughtfully sourced ingredients, classic drinks, and humble hospitality served in unique environments.

Business Plan

HG Sply Co. Concept Summary

HG Sply Co. is not just another neighborhood bar and grill. We focus on clean food with simple but thoughtfully sourced ingredients, classic drinks, and humble hospitality served in unique environments.

HG exists for those who appreciate flavor but seek to maintain an intentional diet, such as low-carb, high-protein, allergy-conscious, gluten-free, vegetarian, vegan, or a host of other dietary models. By offering a menu that meets these needs, we've found that even those who aren't as intentional have an intense appreciation for ingredients prepared in a way that respects their original form: Hunted or Gathered.

HG's beverage program similarly focuses on the basics. For example, we have and will only ever use fresh squeezed juices for our mixers. While we introduce new cocktails every season, the HG Mule and Double Under have been guest favorites since they were introduced over 10 years ago.

Each HG is thoughtfully designed to cater to its community and highlight the local landscape. HG Dallas has a 10,000 sq ft rooftop that overlooks the Dallas skyline. HG Fort Worth has a 5,000 sq ft patio along the Trinity River. HG Trophy Club has an expansive 10,000 sq ft covered patio with big screen TVs, family-friendly games, and multiple bars. HG Alliance will have a second-floor bar and expansive multilevel covered patio overlooking a natural green space with family-friendly activities.

HG Sply Co. Alliance Highlights
Located in the Alliance development in north Fort Worth

7,926 square foot restaurant that backs up to a natural green space and is located across the street from one the newest HEBs scheduled to open spring of 2024.

The space now contains approximately 220 interior seats, an open kitchen, a second-floor bar, and an expansive multilevel covered patio.

Strong visibility, accessibility, and parking.

Owned and operated by an established DFW-based restaurant group.

The restaurant opened on November 11, 2024.

Renovations were completed and were financed through a tenant improvement allowance from our landlord, as discussed in further detail below.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elias Pope

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO, 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Chief Executive Officer- UNCO Sep 2012 - Present - Dallas, Texas, United States Empower the next generation of hospitality leaders.

Education

Name

Sameer Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO, 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Chief Executive Officer - UNCO Apr 2021 - Present · Dallas-Fort Worth Metroplex Empower the next generation of hospitality leaders.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Elias Pope

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO, 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Chief Executive Officer- UNCO Sep 2012 - Present - Dallas, Texas, United States Empower the next generation of hospitality leaders.

Education

Name

Sameer Patel

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-CEO, 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Chief Executive Officer - UNCO Apr 2021 - Present · Dallas-Fort Worth Metroplex Empower the next generation of hospitality leaders.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 103 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A and Class B LLC/Membership Interests
Amount outstanding	$333,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.
Other Material Terms or information.	

Type of security	Revenue Sharing Notes (Notes/Bonds)
Amount outstanding	$767,900
Voting Rights	None
Anti-Dilution Rights	The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Revenue Percentage: 2.8% Payment Deadline: 2029-12-31 Seniority: Subordinated Securitization: Unsecured Accrual Rate:

	4.73%

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Notes/Bonds			Leasehold improvements and Mainvest compensation	January 22, 2024	Regulation CF

Ownership

The Company was owned equally by Elias Pope and Sameer Patel prior to, during and after the Offering. However, the Company underwent a corporate restructure dated September 3, 2024, in which the beneficial owners of the Company's parent company changed. However, Sameer Patel and Elias Pope retained majority ownership and control.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Elias Pope	33.8%
Sameer Patel	33.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company was established in August 2023. The Company closed the Offering on April 19, 2024, raising $767,900.00. The Company opened for business to the public on November 11,

2024. On November 13, 2024, the Company accepted a $300,000 investment from an outside investor in exchange for 10% of the equity of the Company. At this time, we do not foresee the need to raise additional capital. We experienced a fire on November 15, 2024, that required us to close for repairs until December 3, 2024. We have recouped the majority of our related expenses through insurance reimbursements received in 2025 and are continuing to pursue additional recovery. The Company has completed its first partial year of operations, and updated financial statements are included in this filing. Our significant challenges include driving consistent foot traffic in a competitive market, managing labor costs and retention, maintaining food and beverage margins amid fluctuating supplier pricing, and building brand awareness in a new trade area. We also face the typical operational challenges of a newly opened restaurant, including fine-tuning service execution and controlling operating expenses during ramp-up.

We are currently focusing on increasing top-line sales through marketing to new customers and delivering the best possible experience to existing guests. We are not certain when or if we will generate profits in the future and intend to devote our resources to growing revenue, building brand awareness, and refining operations in the near term. The Company intends to achieve profitability in the next 12 months.

Liquidity and Capital Resources

On January 22, 2024 the Company conducted the Offering pursuant to Regulation CF and raised $767,900.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
On November 13, 2024, the Company accepted a $300,000 investment from an outside investor in exchange for 10% of the equity of the Company. On July 30, 2024, the Company closed a $425,739 equipment loan that matures on November 30, 2029.

Capital Expenditures and Other Obligations

Prior to the Offering, the Company had previously executed a lease with reverse build-to-suit rent calculation with its landlord for the space located at 3351 Texas Sage Trail, Fort Worth, TX 76177. Now that construction has been completed and funds have been the tenant improvement allowance has been drawn from the landlord, our base rent is set at $444,938 per year, with 10% increases every five years as provided in the lease.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Property, Goods or Services

Related Person/Entity	UNCO Management, LLC
Relationship to the Company	Affiliate
Total amount of money involved	$14,079 in 2024 (5% of revenue)
Benefits or compensation received by related person	Arm's-length terms
Benefits or compensation received by Company	Arm's-length terms
Description of the transaction	Administrative Services Agreement, pursuant to which UNCO Management, LLC provides management and administrative services to the Company.

Related Person/Entity	UNCO Management, LLC
Relationship to the Company	Affiliate
Total amount of money involved	$2,700 per four week accounting period
Benefits or compensation received by related person	Arm's-length terms
Benefits or compensation received by Company	Arm's-length terms
Description of the transaction	Bookkeeping Agreement, pursuant to which UNCO Management, LLC provides bookkeeping services to the Company.

Related Person/Entity	UNCO HG IP, LLC
Relationship to the Company	Affiliate
Total amount of money involved	$1,200 per year
Benefits or compensation received by related person	The Company receives a license to use the HG Sply Co. intellectual property, but does not own that intellectual property.
Benefits or compensation received by Company	
Description of the transaction	Intellectual Property License Agreement

Company Future Transactions

Related Person/Entity	Planting Hand, LLC
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	Decor and pop-up services for a fee at arm's-length terms.
Description of the transaction	Planting Hand, LLC will provide decor and pop-up services for a fee at arm's-length terms.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sameer Patel

(Signature)

Sameer Patel

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

HG Sply 4, LLC

To our investors,

We're pleased to share the enclosed financial statements for HG Sply 4, LLC, prepared for submission with our Form C-AR filing. They provide an updated and accurate reflection of the company's financial position and include adjustments made following the completion of our year-end financial review.

We also want to clarify a small administrative point from our originally filed Form C. In the initial Form C filed for our crowdfunding campaign, the financial disclosure section included placeholder values of $0.00 for various financial metrics. These values were entered erroneously by the preparer of the filing, as the company had not yet commenced operations at the time. However, the reviewed financial statements for the period ended December 26, 2023, were properly attached as an exhibit to the Form C, providing accurate financial information.

I, Sameer Patel, certify that the financial statements of HG Sply 4, LLC included in this Form are true and complete in all material respects.

Sameer Patel
Co-CEO, HG Sply 4, LLC

Profit & Loss - YTD
YTD Period Ending 12/26/2023

	HG Sply 4 LLC	
OTHER INCOME/EXPENSE		
89400 - OTHER EXPENSE	2,096	100.00%
Total OTHER INCOME/EXPENSE	**2,096**	100.00%
EBITDA	**-2,096**	100.00%
INTEREST DEPREC & AMOR		
88500 - INTEREST EXPENSE	1,856	100.00%
Total INTEREST DEPREC & AMOR	**1,856**	100.00%
Net Profit	**-3,952**	100.00%


Balance Sheet
As of 12/26/2023

HG Sply 4 LLC

	YTD
ASSETS	
CURRENT ASSET - CASH	
Total CURRENT ASSET - CASH	64
CURRENT ASSET	
Total CURRENT ASSET	-115,310
FIXED ASSETS	
17200 - LEASEHOLD IMPROVEMENTS	157,512
Total FIXED ASSETS	157,512
INTANGIBLE ASSETS	
18400 - PREOPENING EXPENSES	0
Total INTANGIBLE ASSETS	0
OTHER ASSET	
18050 - SECURITY DEPOSITS	40,000
Total OTHER ASSET	40,000
Total ASSETS	82,266
LIABILITIES & EQUITY	
Liabilities	
ACCOUNTS PAYABLE	
20000 - ACCOUNTS PAYABLE	84,362
Total ACCOUNTS PAYABLE	84,362
ACCRUED LIABILITIES	
24220 - ACCRUED INTEREST	1,856
Total ACCRUED LIABILITIES	1,856
Total Liabilities	86,218
Equity	
EQUITY	
YTD Income	-3,952
Total EQUITY	-3,952
Total Equity	-3,952
Total LIABILITIES & EQUITY	82,266

Cash Flow Statement Side by Side
12/28/2022 - 12/26/2023

Legal Ent(s): HG Sply 4 LLC

	2023
Operating	
Net Income/Loss	-3,952
Non-cash Current Assets & Liabilities	201,528
Total Cash Flow From Operating Activities	**197,576**
Investing	
Long Term Assets	-197,512
Total Cash Flow From Investing Activities	**-197,512**
Cash Net Change	**64**
Cash Beginning Balance	**0**
Calculated Cash Ending Balance	**64**
Actual Cash Ending Balance	*64*

Profit & Loss - YTD
YTD Period Ending 12/24/2024

	HG Sply 4 LLC	
SALES		
Total SALES	283,893	100.00%
COGS		
Total COGS	89,098	31.38%
GROSS MARGIN	194,795	68.62%
LABOR COST		
Total LABOR COST	390,625	137.60%
GPAP	-195,830	-68.98%
DIRECT OPERATING EXPENSES		
Total DIRECT OPERATING EXPENSES	140,846	49.61%
MARKETING EXPENSES		
Total MARKETING EXPENSES	60,948	21.47%
UTILITIES		
Total UTILITIES	10,676	3.76%
GENERAL & ADMINISTRATIVE		
Total GENERAL & ADMINISTRATIVE	64,041	22.56%
TOTAL CONTRALLABLE INCOME	-472,342	-166.38%
OCCUPANCY		
Total OCCUPANCY	113,485	39.98%
RLP	-585,827	-206.36%
ABOVE STORE EXPENSES		
Total ABOVE STORE EXPENSES	98,892	34.83%
OTHER INCOME/EXPENSE		
Total OTHER INCOME/EXPENSE	-8	0.00%
EBITDA	-684,711	-241.19%
INTEREST DEPREC & AMOR		
88500 - INTEREST EXPENSE	15,014	5.29%
Total INTEREST DEPREC & AMOR	15,014	5.29%
Net Profit	-699,725	-246.48%

Balance Sheet
As of 12/24/2024

HG Sply 4 LLC

	YTD
ASSETS	
CURRENT ASSET - CASH	
Total CURRENT ASSET - CASH	96,475
CURRENT ASSET - ACCOUNTS RECEIVABLE	
Total CURRENT ASSET - ACCOUNTS RECEIVABLE	905,103
CURRENT ASSET - INVENTORY	
Total CURRENT ASSET - INVENTORY	35,398
OTHER ASSET - PREPAID EXPENSES	
Total OTHER ASSET - PREPAID EXPENSES	10,778
CURRENT ASSET	
Total CURRENT ASSET	-98,365
FIXED ASSETS	
Total FIXED ASSETS	2,508,258
INTANGIBLE ASSETS	
Total INTANGIBLE ASSETS	151,352
OTHER ASSET	
Total OTHER ASSET	-127,935
Total ASSETS	3,481,065
LIABILITIES & EQUITY	
Liabilities	
CURRENT LIABILITY	
Total CURRENT LIABILITY	19,949
ACCOUNTS PAYABLE	
Total ACCOUNTS PAYABLE	917,732
ACCRUED LIABILITIES	
Total ACCRUED LIABILITIES	74,906
NOTES PAYABLE - CURRENT PORTION	
Total NOTES PAYABLE - CURRENT PORTION	57,595
OTHER CURRENT LIABILITIES	
Total OTHER CURRENT LIABILITIES	1,645,515
LONG TERM LIABILITY	

Total LONG TERM LIABILITY	1,136,044
Total Liabilities	3,851,741
Equity	
EQUITY	
30045 - CONTRIBUTIONS - UNCO ULTIMATE	33,000
30075 - CONTRIBUTIONS - KALPANA PATEL	300,000
33000 - RETAINED EARNINGS	-3,952
YTD Income	-699,725
Total EQUITY	-370,677
Total Equity	-370,677
Total LIABILITIES & EQUITY	3,481,065

Cash Flow Statement Side by Side
12/27/2023 - 12/24/2024

Legal Ent(s): HG Sply 4 LLC

	2024
Operating	
Net Income/Loss	-699,725
Non-cash Current Assets & Liabilities	1,893,857
Total Cash Flow From Operating Activities	**1,194,132**
Investing	
Long Term Assets	-2,566,765
Total Cash Flow From Investing Activities	**-2,566,765**
Financing	
Long Term Liabilities	1,136,044
Equity	333,000
Total Cash Flow From Financing Activities	**1,469,044**
Cash Net Change	**96,411**
Cash Beginning Balance	**64**
Calculated Cash Ending Balance	**96,475**
Actual Cash Ending Balance	*96,475*